SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No  1*

Grant Hartford Corporation
(Name of Issuer)

No Par Value Common Stock
(Title of Class of Securities)

38809F109
(CUSIP Number)

Kim L. Charlton, 227 Middle Patent Rd., Bedford, NY 10506, (14) 525-1116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See. Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38809F109
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Kim L. Charlton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,255,830
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		2,255,830
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,255,830
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.01%
14.	TYPE OF REPORTING PERSON IN

Item 1.     Security and Issuer

This statement on Schedule 13D relates to the no par value common stock (the "Shares") of Grant Hartford Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2620 Connery Way, Missoula, MT 59808.

Item 2.     Identity and Background

a.	This statement is filed by Kim L. Charlton ("Reporting Person"), an individual and natural person.
b.	The Reporting Person's residential address is 227 Middle Patent Rd., Bedford, NY 10506.
c.	The Reporting Person's principally employed as a Real Estate Agent in Bedford, NY for Houlihan Lawrence, a Real Estate Brokerage Firm, whose corporate offices are located at 4 Valley Road, Bronxville, NY 10708.

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
e.	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, during the last five years, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

1,755,830 of the Shares reported herein were acquired at $0.125 per share for an aggregate purchase price of $219,478.75. The Shares were acquired pursuant to the terms of the Grant Hartford Option Agreement between the Issuer and Commonwealth Resources, LLC, the shareholder of record of the Shares. 500,000 of the Shares reported herein were acquired at $1.00 per share for an aggregate purchase price of $500,000. The 500,000 shares were acquired pursuant to the terms of the Share Purchase Agreement between the Issuer and Commonwealth Resources, LLC, the shareholder of record of the Shares.

Item 4.     Purpose of Transaction

The Reporting Person acquired 1,755,830 of the beneficially owned Shares in the ordinary course of business pursuant to the terms of the Grant Hartford Option Agreement, wherein the Issuer acquired an exclusive option to purchase the mineral rights to 23 patented mineral claims and 122 unpatented mineral claims located within the Garnet Mining District of Granite County, Montana from Commonwealth Resources, LLC. The Reporting Person acquired 500,000 of the beneficially owned Shares in the ordinary course of business pursuant to the terms of the Share Purchase Agreement, wherein the Issuer purchased the leasehold interests in eight (8) prospecting leases on Bureau of Land Management ("BLM") owned patented mining claims and ninety-one (91) unpatented mining claims located in Granite County, Montana. The Reporting Person is a Member of Commonwealth Resources, LLC and the Shares reported herein are the Reporting Person's portion of the shares issued to Commonwealth Resources, LLC. The members of Commonwealth Resources, LLC unanimously agreed to the issuance of the shares set forth in the Grant Hartford Option Agreement in exchange for a promise from the Issuer to add value to the shares through the exploration of the mineral claims located on the Garnet Mineral Property, through exercising the Issuer's option to purchase the mineral interests, and ultimately through bringing the Garnet Mineral Property into the production stage of mineral development.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraph (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares or selling some or all of his Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

a.	As of the close of business on September 30, 2010, the Reporting Person is deemed to be the beneficial owner of 2,255,830 shares, constituting approximately 6.01% of the shares outstanding. The aggregate percentage of Shares reported herein is based upon 37,565,421 shares outstanding, which is based on 32,329,126 shares of common stock issued and outstanding as of September 30, 2010 and the 5,236,295 shares of common stock issuable within 60 days through the exercise of warrants, for a total beneficially owned common stock of 37,565,421 shares, as reported in the Issuer's Quarterly Report on Form 10-Q which will be filed within the next six (6) days, for the period ending September 30, 2010.

b.	The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 2,255,830 Shares reported herein.
c.	The Reporting Person has not completed any transactions effecting the Shares reported herein during the past sixty days.
d.	No other person is known to have the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the Shares reported herein.
e.	N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2010
Date

/s/Kim Charlton
Signature

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